
03025175

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH, D.C. 155 SECTION

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission File Number: 000-32825

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

FRESH BRANDS DISTRIBUTING RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresh Brands, Inc.
2215 Union Avenue
Sheboygan, Wisconsin 53081

The Exhibit Index is on page 16 of the sequentially numbered pages.

Page 1 of 19 pages

CRGH

REQUIRED INFORMATION

The following financial statements and schedules of the Fresh Brands Distributing Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, are included within.



FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

Table of Contents



777 East Wisconsin Avenue
Milwaukee, WI 53202

Independent Auditors' Report

To the Plan Administrator
Fresh Brands Distributing
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Fresh Brands Distributing Retirement Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Fresh Brands Distributing Retirement Savings Plan as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated May 7, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 20, 2003





THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ANDERSEN LLP REPORT AND HAS NOT BEEN REISSUED BY ANDERSEN LLP.

Report of Independent Public Accountants

To the Plan Administrator of the
Fresh Brands Distributing Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Fresh Brands Distributing Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 7, 2002

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Investments, at fair value			
Cash	$	51	51
Investments, at fair market value		23,416,225	30,091,713
Participant loans		29,442	37,170
Total Investments		23,445,718	30,128,934
Receivables:			
Employer contributions		584,990	925,000
Accrued interest		14,307	9,665
Total receivables		599,297	934,665
Net assets available for plan benefits	$	24,045,015	31,063,599

See accompanying notes to financial statements.

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2002 and 2001

		2002	2001
Additions to net assets attributed to:			
Investment income:			
Net appreciation in fair market value of investments	$	—	7,033,781
Interest income		219,848	159,767
Total investment income		219,848	7,193,548
Contributions:			
Employer, net of forfeitures of $11,008 and $17,196 in 2002 and 2001, respectively		678,425	1,006,734
Participants		950,367	684,020
Total contributions		1,628,792	1,690,754
Total additions to net assets		1,848,640	8,884,302
Deductions to net assets attributed to:			
Net depreciation in fair market value of investments		(5,143,773)	—
Benefits paid to participants		(3,689,988)	(3,152,435)
Administrative fees		(33,463)	(34,900)
Total deductions		(8,867,224)	(3,187,335)
Net (decrease) increase		(7,018,584)	5,696,967
Net assets available for plan benefits, beginning of year		31,063,599	25,366,632
Net assets available for plan benefits, end of year	$	24,045,015	31,063,599

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Fresh Brands Distributing Retirement Savings Plan (the Plan), formerly known as the Schultz Sav-O Stores Retirement Savings Plan, is provided for general information purposes only. More complete information regarding the Plan may be found in the Plan document.

The Plan is a defined contribution, discretionary profit sharing plan which covers all salaried, non-union employees of Fresh Brands Distributing, Inc. (the Company) who satisfy the Plan's eligibility requirements. Employees become eligible to participate in the salary deferral and employer matching portion of the Plan after completing one hour of service. Employees become eligible to participate in the profit sharing provision of the Plan on the January 1 of the year following their one-year anniversary with the Company. A participant must complete 1,000 hours of service in a plan year to receive a profit sharing contribution for that year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(a) Plan Administration

The Plan trustee is Marshall & Ilsley Trust Company (the Trustee). The Plan is administered by the Company which uses the services of the Trustee to maintain the individual participant accounts.

(b) Contributions

The Company is required to contribute annually a profit sharing amount equal to 5% of the compensation of eligible participants. Additional contributions may be made by the Company at its discretion. Required contributions were approximately $585,000 and $558,000, in 2002 and 2001, respectively.

Participating employees can elect to defer in whole percentages, up to 25%, of their annual compensation by means of a salary reduction agreement. The Company is required to match elective deferrals to the Plan at a rate of 25% of the first 4% of annual compensation. Participant salary reductions and employer matching amounts are remitted to the Trustee in a timely manner. Contributions are subject to certain limitations.

(c) Vesting

Participants are immediately vested in their contributions, the Company's matching contributions, and the actual earnings thereon. Vesting in the Company's profit sharing contribution portion of their accounts, plus actual earnings thereon, is based on years of service according to the following schedule:

Years of service	Vested percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

(Continued)

Upon disability, death, and under certain retirement conditions, participants become fully vested in their full account balance.

(d) *Benefits*

Vested balances can be distributed in either of two forms: (1) qualified joint and survivor annuities, or (2) lump-sum payments. Vested balances of less than $5,000 must be distributed in a lump-sum payment.

(e) *Participant Accounts*

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) *Investment Options*

Participants may direct their contributions to any one or any combination of the Plan's investment funds. Employer matching contributions are invested in the same funds as the participant portion. Participants may change their investment elections quarterly. A description of each investment option is provided below:

M&I Stable Principal Fund – is a collective fund managed by M&I Investment Management Corp., with an objective to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. The Stable Principal Fund is primarily invested in traditional and synthetic investment contracts of banks and insurance companies.

M&I Growth Balanced Fund –is a collective fund managed by M&I Investment Management Corp., seeks maximum potential total return, consistent with minimizing the overall volatility of the fund. The return objective over a business cycle is to exceed a benchmark fund of 40% Lehman Brothers' Intermediate Government/Corporate Bond Index and 60% S&P 500 Equity Index.

M&I Aggressive Balanced Fund –is a collective fund managed by M&I Investment Management Corp., seeks maximum potential total return, consistent with minimizing the overall volatility of the Fund. The return objective over a business cycle is to exceed a benchmark fund of 20% Lehman Brothers' Intermediate Government/Corporate Bond Index and 80% S&P 500 Equity Index.

Fresh Brands Stock Fund –seeks long-term capital growth. Dividend income is of secondary importance. The fund invests entirely in Fresh Brands, Inc. (ticker symbol: FRSH) common stock.

American Century International Growth Fund –is a collective fund managed by American Century Investment Management, seeks capital growth. The fund invests primarily in common stocks of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation.

(Continued)

MFS New Discovery Fund – is a collective fund managed by MFS Investment Management, seeks capital appreciation. The fund normally invests at least 65% of assets in equities of companies that the advisor believes have superior growth prospects, generally focusing on companies in the Russell 2000 Index.

Vanguard Index 500 Fund – is a collective fund managed by Vanguard Investment Management, seeks investment results that correspond to the price and yield performance of the S&P 500 Index.

M&I Diversified Income Fund – is a collective fund managed by M&I Investment Management Corp., is to achieve investment return primarily through production of income with capital appreciation as a secondary concern. The fund allocates a maximum of 30% of its assets to equity securities.

Davis New York Venture A Fund – is a collective fund managed by Davis Investment Management, seeks growth of capital. The fund normally invests in common stocks or convertible securities that management believes to have above-average potential.

Strong Growth Fund – is a collective fund managed by Strong Investment Management, seeks capital appreciation. At least 70% of the Fund's assets will be invested in common stocks and other equity-type securities, including convertible debentures, preferred stocks, convertible preferred stocks, and warrants.

Strong Opportunity Fund – is a collective fund managed by Strong Investment Management, seeks capital growth. The Fund concentrates on stocks of medium-sized companies, typically those stocks with smaller capitalization and higher risk.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c) Investment Valuation

Investments, except for the M&I Stable Principal Fund, are reflected at market values quoted at the valuation date. The fair market value of the participation units in the common trust funds is based on the fair market value of the underlying assets, as reported to the Plan by the Trustee.

The M&I Stable Principal Fund invests in fully benefit-responsive investment contracts. The investments in this fund are stated at contract value which approximates fair market value. The crediting rates are fixed for the life of the investment contracts or reset quarterly. The crediting interest rate for the years ended December 31, 2002 and 2001 was 5.23% and 5.55%, respectively.

(Continued)

The average yield of the investment contracts as of December 31, 2002 and 2001 was 4.93% and 5.55%, respectively.

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts in the financial statements of the Plan.

(d) ***Administrative Expenses***

The Company pays all administrative expenses of the Plan except for the Trustee fees.

(e) ***Estimates Used in the Preparation of Financial Statements***

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actually results could differ from those estimates.

(3) Investments

The Trustee of the Plan, M&I Trust Company N.A. held the Plan's investments and executed transactions therein.

The fair market value of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001 are as follows:

		2002	2001
Fresh Brands Stock Fund	$	9,732,536	16,033,543
Vanguard Index 500 Fund		3,187,589	4,677,066
M&I Stable Principal Fund		4,704,444	3,065,740
M&I Aggressive Balanced Fund		1,747,174	1,784,316
M&I Growth Balanced Fund		1,138,084	1,323,078

During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value as follows:

		2002	2001
Net (depreciation) appreciation in fair market value of investments:			
Equity mutual funds	$	(2,408,161)	(1,390,322)
Collective fixed income funds		11,505	(265)
Fresh Brands Stock Fund		(2,747,117)	8,424,368
Net (depreciation) appreciation in fair market value of investments	$	(5,143,773)	7,033,781

(Continued)

(4) Loans to Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 120 months. The interest rate is determined by the Plan administrator based on prevailing market conditions and is fixed over the life of the note. At December 31, 2002, interest rates for outstanding loans ranged from 7.12% to 9.13%.

(5) Benefits Paid to Participants

Benefits paid to participants represent the amount paid to participants who terminated employment during the year, as determined by their vesting status at the time of termination. At December 31, 2002 and 2001, respectively, there were no net assets available for plan benefits payable to terminated employees who have withdrawn from the Plan.

(6) Related Party Transactions

The Plan periodically invests in common funds managed by the Trustee and in securities of the Company. All transactions between the Plan, the Company, the Trustee, and the participants are considered party-in-interest transactions.

(7) Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2002, approving the Plan, as then designed, as qualified for tax-exempt status. The Plan has not been amended since receiving the determination letter. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan remains qualified and the related trust is tax-exempt for the years ended December 31, 2002 and 2001.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Schedule 1

FRESH BRANDS DISTRIBUTING
RETIREMENT SAVINGS PLAN

Schedule H: Line 4(i) - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Registered Investment Companies:			
	American Century Mutual Funds, Inc.	International Growth Fund, 18,850 shares	$	120,261
	Davis New York Venture Fund, Inc.	Venture Fund A, 33,041 shares		691,875
	MFS, Inc.	New Discovery A Fund, 34,494 shares		394,272
	Vanguard Funds, Inc.	Index 500 Fund, 39,280 shares		3,187,589
*	M&I Trust Company	Growth Balanced Fund, 61,327 shares		1,138,084
*	M&I Trust Company	Aggressive Balanced Fund, 91,934 shares		1,747,174
	Strong Investments, Inc.	Strong Growth Fund, 35,211 shares		465,143
	Strong Investments, Inc.	Strong Opportunity Fund, 31,270 shares		897,443
	Collective fixed income funds:			
*	M&I Trust Company	Stable Principal Fund, 4,704,444 shares		4,704,444
*	M&I Trust Company	Diversified Income Fund, 19,708 shares		337,404
	Employer-Related Investments:			
*	Fresh Brands	Fresh Brands Stock Fund, 166,300 shares		9,732,536
	Loans to participants	Participant loans, interest rates ranging from 7.12% to 9.13%		29,442
	Cash			51
	Total assets held for investment purposes		$ —	23,445,718

* Represents a party-in-interest to the Plan

Note: Cost information is omitted for reporting transactions of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Fresh Brands Distributing Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

FRESH BRANDS DISTRIBUTING RETIREMENT SAVINGS PLAN

By: **Marshall & Ilsley Trust Company**

Date: 6/19/03 **By:** ______________ V.P.

EXHIBIT INDEX

FRESH BRANDS DISTRIBUTING RETIREMENT SAVINGS PLAN

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
(23.1)	Consent of KPMG LLP	17
(99.1)	Certification	18-19

Consent of KPMG LLP

The Board of Directors
Fresh Brands, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 33-83514) of Fresh Brands, Inc. of our report dated June 20, 2003, with respect to the statement of net assets available for plan benefits of Fresh Brands Distributing Retirement Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended, and the related supplemental schedule, which report appears in the December 31, 2002 annual report on Form 11-K of Fresh Brands, Inc.

KPMG LLP

Milwaukee, Wisconsin
June 27, 2003

Exhibit (99.1)

Written Statement of the Chief Executive Officer
Pursuant to 18 U.S.C. §1350

Solely for the purposes of complying with 18 U.S.C. §1350, I, the undersigned President and Chief Executive Officer of Fresh Brands, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 11-K of the Fresh Brands Distributing Retirement Savings Plan for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. A signed original of this statement has been provided to Fresh Brands, Inc. and will be retained by Fresh Brands, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Elwood F. Winn
President and Chief Executive Officer
June 26 , 2003

Exhibit (99.1)

Written Statement of the Chief Financial Officer
Pursuant to 18 U.S.C. §1350

Solely for the purposes of complying with 18 U.S.C. §1350, I, the undersigned Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Fresh Brands, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 11-K of the Fresh Brands Distributing Retirement Savings Plan for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. A signed original of this statement has been provided to Fresh Brands, Inc. and will be retained by Fresh Brands, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

S. Patric Plumley

S. Patric Plumley
Senior Vice President, Chief Financial Officer
Secretary and Treasurer
June 26, 2003